Press Release

SOURCE: Neptune Technologies & Bioressources Inc.

“Innovative Product Breakthrough for

Neptune Technologies & Bioressources Inc.”

Laval, Quebec, CANADA, October 19, 2005 – Neptune Technologies & Bioressources Inc. (TSXV:NTB), active in the field of high value-added natural product extraction from marine biomasses, such as krill, is pleased to announce an innovative breakthrough, with the Neptune Krill Oil (NKO™) softgel product.

Neptune launched a new lightly fruit flavored softgel, available in 300mg and 500mg, increasing the palatability factor for the discriminating consumer.  This innovative technology opens several new opportunities in the cosmeceutical and natural personal care industry:  “The Beauty from Within concept”, is a rapidly growing part of these markets.  In the US alone, it is currently over a $10 billion industry.

This press release is available on the Company's on-line Investor Relations HUB for investor commentary, feedback and questions. Investors are invited to visit http://www.agoracom.com/ir/neptune to post questions and receive answers.  Investors are also invited to e-mail any questions regarding the Company directly to NTB@AGORAcom.com  Potential investors may also use this address to request being added to the Neptune Technologies investor e-mail list.

About Neptune Technologies & Bioressources Inc. http://www.neptunebiotech.com

Neptune Technologies & Bioressources Inc. develops high value added nutritional products from underexploited marine biomasses, such as krill, with its patented extraction process (Neptune OceanExtract™). Using an exclusive process, Neptune Technologies & Bioressources Inc. is well positioned in the $182 billion global nutrition market (Nutrition Business Journal, Oct/Nov 2004) of health and wellness concepts.  Natural biomass extraction is now playing an important role in developing nutrigenomics, the next wave in nutritional research.  Through strategic alliances and partnerships, as well as through clinical studies, the Company continues to demonstrate the immense beneficial effects of these products.  The Company develops and markets new formulas and new products for specific applications in high growth markets such the nutraceutical, cosmeceutical, biopharmaceutical and nutrigenomics markets.

FORWARD-LOOKING STATEMENTS:

Except for statements of historical fact, all statements in this news release - including, without limitation, statements regarding forecasts, plans and objectives of Neptune Technologies & Bioressources Inc. - are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy and accuracy of this news release.

Corporate Inquiries

Henri Harland
henrih@neptunebiotech.com
President & C.E.O.

Investor Relations:

AGORA Investor Relations
http://www.agoracom.com/IR/Neptune
NTB@agoracom.com

Serge Comeau
sergec@neptunebiotech.com
Director, Investor Relations